SECURITIES AND EXCHANGE COMMISSION

                        Washington, D. C. 20549

                              FORM 6-K

                       Report of Foreign Issuer

                 Pursuant to Rule 13a-16 or 15d-16 of
                  the Securities Exchange Act of 1934

                    For the month of December, 1999

                      PANAMERICAN BEVERAGES, INC.

            (Translation of registrant's name into English)

            Blvd. Manuel Avila Camacho No. 40, 22nd floor,
                      Col. Lomas de Chapultepec,
                      Del. Miguel Hidalgo 11000,
                         Mexico, D.F., Mexico

               (Address of principal executive offices)

                 (Indicate by check mark whether the
                 registrant files or will file annual
                  reports under cover of Form 20-F
                           or Form 40-F.)

                  Form 20-F  X          Form 40-F
                            ---                    ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to
     Rule 12g3-2 (b) under the Securities Exchange Act of 1934. )

                   Yes                   No X
                      ---                  ---

                           Table of Contents

                                                                      Page

Condensed Consolidated Balance Sheets (unaudited) as of
         December 31, 1998 and June 30, 1999..........................   3

Condensed Consolidated Statements of Income (unaudited) for
         the three-month and six-month periods ended June 30, 1998
         and 1999.....................................................   4

Condensed Consolidated Statements of Cash Flows (unaudited)
         for the six-month periods ended June 30, 1998 and 1999.......   5

Notes to Condensed Consolidated Financial Statements (unaudited)......   6

PANAMCO MEXICO--Selected Income Statement Data (unaudited) for the three-month and six-month periods ended June 30,
         1998 and 1999................................................  11

PANAMCO BRASIL--Selected Income Statement Data (unaudited) for the three-month and six-month periods ended June 30,
         1998 and 1999................................................  12

PANAMCO COLOMBIA--Selected Income Statement Data (unaudited)
         for the three-month and six-month periods ended June 30,
         1998 and 1999................................................  13

PANAMCO VENEZUELA--Selected Income Statement Data (unaudited)
         for the three-month and six-month periods ended
         June 30, 1998 and 1999.......................................  14

PANAMCO CENTRAL AMERICA--Selected Income Statement Data
         (unaudited) for the three-month and six-month periods
         ended June 30, 1998 and 1999.................................  15

Management's Discussion and Analysis of Financial Condition
         and Results of Operations....................................  16

Signatures............................................................  30

             PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                 CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Unaudited)
                ( Stated in thousands of U.S. dollars )

                                           December 31,        June 30,
                                               1998              1999
                                           ------------       ----------
ASSETS

Current assets:

   Cash and equivalents                    $  131,152         $  239,940
   Accounts receivable, net                   175,008            118,554
   Inventories, net                           149,387            129,937
   Other                                       30,231             23,683
                                           ----------         ----------
      Total current assets                    485,778            512,114

   Investment                                  43,990            182,926
   Property, plant, and equipment, net      1,307,590          1,245,574
   Bottles and cases, net                     337,609            318,212
   Goodwill, net                            1,347,446          1,307,426
   Other assets, net                          125,277            115,063
                                           ----------         ----------
                                           $3,647,690         $3,681,315

LIABILITIES AND SHAREHOLDERS'
EQUITY

Current liabilities:
   Bank loans                              $  302,063         $  163,220
   Current portion of long-term debt           55,332             52,785
   Accounts payable                           207,217            141,630
   Other current liabilities                  114,076            107,860
                                           ----------         ----------
      Total current liabilities               678,688            465,495

Long-term liabilities:
   Long-term debt                             771,267          1,172,712
   Other long-term liabilities                193,258            178,169
                                           ----------         ----------
      Total long-term liabilities             964,525          1,350,881

Minority interest in consolidated
subsidiaries                               $   26,243         $   29,076

Shareholders' equity:

   Capital                                      1,481              1,481
   Capital in excess of par value           1,583,758          1,584,623
   Retained earnings                          677,229            621,135
   Accumulated other comprehensive income    (234,290)          (321,587)
                                           ----------         ----------
                                            2,028,178          1,885,652
   Less--shares held in treasury, at cost      49,944             49,789
                                           ----------         ----------
      Total shareholders' equity            1,978,234          1,835,863
                                           ----------         ----------

                                           $3,647,690         $3,681,315
                                           ==========         ==========

The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                              PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
                              CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                                             (Unaudited)
                    (Stated in thousands of U.S. dollars, except per share amounts)

                                                   For the three months          For the six months
                                                          ended                       ended
                                                        June 30,                     June 30,
                                                -------------------------     ------------------------
                                                   1998           1999           1998          1999
                                                ----------     ----------     ----------    ----------
Net sales                                       $  691,826     $  612,372     $1,400,645    $1,175,354
Cost of sales, excluding depreciation and
   amortization                                    351,596        299,680        719,618       585,672
                                                ----------     ----------     ----------    ----------
   Gross profit                                    340,230        312,692        681,027       589,682

Operating expenses:
Selling, general and administrative                211,998        209,302        428,507       409,891
Depreciation and amortization, excluding
   goodwill                                         51,764         53,936        102,552       107,655
Amortization of goodwill                             8,847          9,168         17,436        18,177
                                                ----------     ----------     ----------    ----------
                                                   272,609        272,406        548,495       535,723
                                                ----------     ----------     ----------    ----------
   Operating income                                 67,621         40,286        132,532        53,959

Interest (expense), net                            (19,531)       (23,661)       (37,204)      (46,816)
Other income (expense), net                          8,121         (2,496)        18,379       (27,079)
                                                ----------     ----------     ----------    ----------
   Income (loss) before income taxes                56,211         14,129        113,707       (19,936)

Income taxes                                        16,700         13,730         30,974        19,179
                                                ----------     ----------     ----------    ----------
   Income (loss) before minority interest           39,511            399         82,733       (39,115)
Minority interest in earnings of subsidiaries          840            860          2,716         1,428
                                                ----------     ----------     ----------    ----------
   Net income (loss)                            $   38,671     $     (461)    $   80,017    $  (40,543)
                                                ==========     ==========     ==========    ==========
   Cash operating profit                        $  128,232     $  103,390     $  252,520    $  179,791
                                                ==========     ==========     ==========    ==========
   Basic earnings per share                     $     0.30     $    (0.00)    $     0.62    $    (0.31)
                                                ==========     ==========     ==========    ==========
   Basic weighted average shares
      outstanding, in thousands                    129,524        129,700        129,503       129,676
                                                ==========     ==========     ==========    ==========
   Diluted earnings per share                   $     0.30     $    (0.00)    $     0.61    $    (0.31)
                                                ==========     ==========     ==========    ==========
   Diluted weighted average shares
      outstanding, in thousands                    130,787        130,320        130,745       130,044
                                                ==========     ==========     ==========    ==========

The accompanying notes are an integral part of these condensed consolidated unaudited statements.

             PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Unaudited)
                (Stated in thousands of U.S. dollars)

                                                       For the six months
                                                         ended June 30,
                                                     ----------------------
                                                       1998         1999
                                                     ---------    ---------
Net cash provided by operating activities            $ 137,206    $ 126,858

Cash flows from investing activities:

   Additions to property, plant and equipment         (145,503)    (110,792)
   Purchases of investments                            (39,546)    (152,212)
   Proceeds from sale of investment                         --          468
   Proceeds from sale of property, plant
      and equipment                                      3,184       14,808
   Acquisition of minority interest                    (28,310)          --
   Purchases of bottles and cases, net                 (65,751)     (30,429)
   Other                                                (3,317)      (1,492)
                                                     ---------    ---------

Net cash used in investing activities                 (279,243)    (279,649)

Cash flows from financing activities:
   Payment of bank loans                              (282,904)    (256,365)
   Proceeds from bank loans and other
      long-term borrowings                             238,732      544,221
   Payment of dividends to minority interest              (496)        (641)
   Payment of dividends to shareholders                (15,549)     (15,551)
   Issuance of capital stock                             1,612        1,018
   Acquisition of capital stock                             (1)          --
   Other                                                (9,271)         125
                                                     ---------    ---------

Net cash (used in) provided by
   financing activities                                (67,877)     272,807

Effect of exchange rate changes on cash                  6,998      (11,228)
                                                     ---------    ---------

   Net (decrease) increase in cash and equivalents    (202,916)     108,788
Cash and equivalents at beginning of period            332,995      131,152
                                                     ---------    ---------

Cash and equivalents at end of period                $ 130,079    $ 239,940
                                                     =========    =========

SUPPLEMENTAL CASH FLOW DISCLOSURES:
   Cash paid during the period for -

      Interest                                       $  36,920    $  51,671
                                                     =========    =========

      Income taxes                                   $  58,617    $  16,519
                                                     =========    =========

The accompanying notes are an integral part of these condensed consolidated unaudited statements.

                 PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. dollars)

          (1) Basis of presentation

          The condensed consolidated financial statements as of June 30, 1998 and 1999 included herein have been prepared by Panamerican Beverages, Inc. (the "Company") without audit, in accordance with the rules and regulations of the Securities and Exchange Commission (the "SEC"). In the opinion of management, these unaudited consolidated financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of June 30, 1999, and the results of operations for the three-month and six-month periods ended June 30, 1998 and 1999. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the SEC.

          These unaudited financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company's Annual Report on Form 20-F filed with the SEC on June 25, 1999. The Company has made no significant changes in accounting policies from those reflected in the financial statements included in the Annual Report on Form 20-F.

          Panamco acquired its Guatemalan operations on March 25, 1998 and began overseeing day-to-day management immediately and began consolidating the results of such operations as of April 1, 1998 under the purchase accounting method.

          On September 17, 1998, Panamco acquired Refrigerante do Oeste, S.A. (R.O.S.A.) and began overseeing day-to-day management immediately and began consolidating the results of such operations as of September 1998, under the purchase accounting method.

          The financial statements of the Company's Mexican subsidiaries for 1998 and its Colombian and Venezuelan subsidiaries for all periods presented have been remeasured into U.S. dollars, the reporting and functional currency, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" (SFAS 52), as it applies to highly inflationary economies. Beginning 1999, the functional currency of the Mexican subsidiaries was changed from the U.S. dollar to the Mexican peso. Beginning 1998, the functional currency of the Brazilian subsidiaries was changed from the U.S. dollar to the Brazilian real. The functional currency of each of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods is the Brazilian real, Costa Rican colon, the Nicaraguan cordova and Guatemalan quetzal, respectively. For the 1999 period, the functional currency of the Mexican subsidiaries is the Mexican peso. The financial statements of the Brazilian, Costa Rican, Nicaraguan and Guatemalan subsidiaries for the 1998 and 1999 periods and the Mexican subsidiaries for the 1999 period, have been translated using the current rate translation method and the resulting translation adjustments are included in the accumulated other comprehensive income which is as a component of shareholders' equity. Foreign currency translation gains (losses) on monetary assets and liabilities for the Colombian, Venezuelan and

Mexican (for 1998) subsidiaries have been included in the income statement accounts to which such items relate as shown below (all amounts, except per share amounts, are in thousands of U.S. dollars):

                             Three Months Ended         Six Months Ended
                                   June 30,                 June 30,
                             ------------------        ------------------
                              1998       1999           1998       1999
                             -------    -------        -------    -------
Net sales                    $  (693)   $   104        $  (652)   $  (428)

Cost of sales and
   operating expenses            (97)      (395)         3,674      2,155

Interest and other income
   (expenses)                   (150)    (1,863)           740     (1,423)

Provision for income taxes       (20)       776            216      1,202
                             -------    -------        -------    -------

Net translation gain         $  (960)   $(1,378)       $ 3,978    $ 1,506
                             =======    =======        =======    =======


          (2) Inventories, net

                                     December 31,       June 30,
                                         1998             1999
                                     ------------       ---------
Bottled beverages and coolers          $ 47,309         $ 35,120

Raw materials                            51,703           49,755

Spare parts and supplies                 51,861           46,600
                                       --------         --------
                                        150,873          131,475
Less--Allowance for obsolete and
  slow-moving items                       1,486            1,538
                                       --------         --------
                                       $149,387         $129,937
                                       ========         ========


          (3) Property, plant, equipment, bottles and cases, net

                                      December 31,        June 30,
                                          1998              1999
                                      ------------       ----------

Property, plant and equipment          $2,124,694        $2,059,019

Less--Accumulated depreciation            817,104           813,445
                                       ----------        ----------
                                        1,307,590         1,245,574
Bottles and cases, net                    337,609           318,212
                                       ----------        ----------
                                       $1,645,199        $1,563,786
                                       ==========        ==========

                  PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. dollars)

          (4)  Transactions with Related Parties

          For the period of three-month and six-month periods ended June 30, 1999, the Company carried out transactions with related parties. A summary of transactions and balances as of and for the periods of three-month and six-month ended June 30, 1998 and 1999 with related parties is as follows:

                                            December 31,           June 30,
                                               1998                 1999
                                            -----------           ----------
Accounts payable:

   Subsidiaries of Coca-Cola               $  37,920              $  44,161
   Cervejarias Kaiser                          2,464                    320
   Productos de Vidrio, S.A.                   9,847                  2,513
   Central Azucarero Portuguesa, C.A.          1,628                    547
   Tapon Corona de Colombia, J.A.              1,936                     --
   Comptec, J.A.                                  92                     --
                                           ---------              ---------
                                           $  53,887              $  47,541
                                           =========              =========


                                Three Months Ended          Six Months Ended
                                      June 30,                   June 30,
                               --------------------       --------------------
                                 1998        1999           1998        1999
                               --------    --------       --------    --------
Income:

   Marketing expense support   $ 27,817    $ 13,515       $ 38,622    $ 23,043
   Capital expenditure grants     8,664       1,035         15,377       3,556
   Other                             --         472            465       1,296
                               --------    --------       --------    --------
                               $ 36,481    $ 15,022       $ 54,464    $ 27,895
                               ========    ========       ========    ========
Expenses:

   Purchase of concentrate     $ 74,638    $ 78,777       $156,995    $143,890
   Purchase of beer              41,396      16,228         92,335      39,490
   Purchase of other inventory    9,050       8,213         19,789      14,783
                               --------    --------       --------    --------
                               $125,084    $103,218       $269,119    $198,163
                               ========    ========       ========    ========

                  PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                     (Stated in thousands of U. S. dollars)

          (5)  Acquisitions and other transactions

          Pursuant to an agreement dated as of March 25, 1998, the Company acquired all the capital stock of Embotelladora Central, S.A. ("Panamco Guatemala"), which produces, sells and distributes Coca-Cola products in Guatemala City and surrounding areas. The purchase price for the acquisition was approximately $38.8 million in cash. In addition, the Company assumed approximately $23.5 million of debt owned by Panamco Guatemala.

          During 1998, Panamco Guatemala had net sales of $51.4 million on soft drink sales of 13.6 million unit cases and bottled water sales of 0.6 million-unit cases.

          Total audited tangible assets and liabilities of Panamco Guatemala included in the Company's financial statements at the date of acquisition recorded under the purchase accounting method, which includes the consideration of the final amount of goodwill determined of $45.3 million were as follows:

               Inventories                              $  2,731
               Property, plant and equipment, net         20,947
               Bottles and cases, net                      4,015
               Other assets                                4,855
               Total liabilities                         (38,479)
                                                        --------

                                                        $ (5,931)

          In September 1998, Panamco acquired Brazilian bottler Refrigerante do Oeste, S.A. (R.O.S.A.) for $47.9 million in cash. As part of this transaction, Panamco also acquired R.O.S.A.'s plastic bottle business, Supripack Industria de Embalages, S.A. (Supripack), for $10.0 million in cash, bringing the total acquisition price to $57.9 million, for which the Company entered into a $70.0 million financing agreement with BankBoston, ING Baring and Bank of America. This loan has a rate of LIBOR plus 1.25% per annum. Panamco began consolidating R.O.S.A.'s results as of September 1, 1998, and has registered goodwill of $36.0 million in connection with this acquisition.

          On December 22, 1998, the Company entered into an agreement with The Coca-Cola Financial Corporation (U.S.), as arranger and administrative agent, to obtain a three-year loan in the amount of $200 million with quarterly interest payments. The proceeds were used to repay a short-term bank loan of the Company, the $70.0 loan mentioned above and $125 million short-term bank loans of the Venezuelan subsidiaries.

          On March 18, 1999, the Company entered into an agreement with ING Baring US Capital, LLC as arranger and administrative agent, for a three-year loan in the amount of $300 million with quarterly interests payments. The proceeds were used to repay short-term bank loans of the Company.

                  PANAMERICAN BEVERAGES, INC. AND SUBSIDIARIES
              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                  (Unaudited)
                    (Stated in thousands of U. S. dollars)

          (6)  Comprehensive income

          Beginning 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". This standard requires the display of the comprehensive income and its components in the financial statements. In the Company's case, comprehensive income includes net income and foreign currency translation. The comprehensive income for the three-month and six-month periods ended June 30, 1998 and 1999 is as follows:


                                     Three Months Ended     Six Months Ended
                                           June 30,             June 30,
                                     -------------------   -------------------
                                       1998       1999       1998      1999
                                     --------   --------   --------  ---------
Net income (loss)                    $ 38,671   $   (461)  $ 80,017  $ (40,543)

Other comprehensive income (loss):
Initial effect on deferred taxes
   relating to the change in the
   functional currency in the
   Brazilian and Mexican
   subsidiaries.                         --          --      (7,660)   (14,928)
Foreign currency translation          (18,604)     2,725    (23,576)   (72,369)
                                     --------   --------   --------  ---------
                                     $ 20,067   $  2,264   $(48,781  $(127,840)
                                     ========   ========   ========  =========


          Income statement and balance sheet data for Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America (Costa Rica, Nicaragua and Guatemala) are presented on the following pages. The data presented as of and for each period have been derived from the unaudited financial statements of Panamco Mexico, Panamco Brasil, Panamco Colombia, Panamco Venezuela, and Panamco Central America, respectively, which financial statements are not included herein.

                                Panamco Mexico
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)

                                    Three months ended      Six months ended
                                          June 30,              June 30,
                                   --------------------   -------------------
                                    1998         1999      1998       1999
                                   --------    --------   --------   --------
Income statement data:

   Net sales                       $176,676    $211,246   $317,274   $374,255
   Cost of sales, excluding
    depreciation and amortization    83,092      99,199    152,733    179,802
                                   --------    --------   --------    -------
   Gross profit                      93,584     112,047    164,541    194,453

Operating expenses:

   Selling, general and
      administrative                 56,870      64,158    105,101    118,693
   Depreciation and amortization,
      excluding goodwill              8,060      10,027     15,424     17,636
   Amortization of goodwill             712         740      1,423      1,443
                                   --------    --------   --------   --------

                                     65,642      74,925    121,948    137,772
                                   --------    --------   --------   --------

   Operating income                  27,942      37,122     42,593     56,681

   Interest (expense) - net          (2,079)     (2,459)    (4,593)    (5,026)
   Other income - net                 3,795       1,260      8,034      5,230
                                   --------    --------   --------   --------

   Income before income taxes        29,658      35,923     46,034     56,885
   Income taxes                       9,969      11,724     15,755     18,566
                                   --------    --------   --------   --------

   Income before minority interes 19,689 24,199 30,279 38,319 Minority interest in Panamco
      Mexico subsidiaries               548         914      1,143      1,447
                                   --------    --------   --------   --------

   Net income attributable to
      Panamco Mexico                 19,141      23,285     29,136     36,872
   Minority interest in Panamco
      Mexico                            363         433        541        685
                                   --------    --------   --------   --------

   Net income attributable to
      Panamco                      $ 18,778    $ 22,852   $ 28,595   $ 36,187
                                   ========    ========   ========   ========

   Cash operating profit           $ 36,714    $ 47,889   $ 59,440   $ 75,760
                                   ========    ========   ========   ========

Unit case sales data (in millions):

   Soft drinks                         67.6        71.4      125.3      133.1
   Water                               32.4        39.1       54.4       69.3
   Other products                       0.4         0.6        0.7        1.1

                                Panamco Brasil
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)


                                    Three months ended      Six months ended
                                          June 30,              June 30,
                                    -------------------   -------------------
                                      1998       1999       1998       1999
                                    --------   --------   --------   --------
Income statement data:

   Net sales                        $200,741   $118,034   $459,043   $251,317
   Cost of sales, excluding
    depreciation and amortization    121,679     73,474    278,733    156,136
                                    --------   --------   --------   --------
   Gross profit                       79,062     44,560    180,310     95,181

Operating expenses:

   Selling, general and
      administrative                  60,716     38,751    127,047     77,614
   Depreciation and amortization,
      excluding goodwill              11,139      7,639     24,060     16,849
   Amortization of goodwill              307        574        628      1,025
                                    --------   --------   --------   --------

                                      72,162     46,964    151,735     95,488
                                    --------   --------   --------   --------

   Operating income                    6,900     (2,404)    28,575       (307)

   Interest (expense) - net           (4,625)    (2,411)    (9,621)    (6,923)
   Other income (expense) - net          940     (1,381)     2,285    (31,061)
                                    --------   ---------  --------   --------
   Income (loss) before income
      taxes                            3,215     (6,196)    21,239    (38,291)
   Income taxes                       (2,573)    (3,296)    (1,255)   (10,563)
                                    --------   --------   --------   ---------
   Income (loss) before minority
      interest                         5,788     (2,900)    22,494    (27,728)
   Minority interest in Panamco
      Brasil                              78        (46)       700       (394)
                                    --------   --------   --------   --------

   Net income (loss) attributable
     to Panamco                     $  5,710   $ (2,854)  $ 21,794   $(27,334)
                                    ========   ========   ========   ========

   Cash operating profit            $ 18,346   $  5,809   $ 53,263  $  17,567
                                    ========   ========   ========  ==========

Unit case sales data
 (in millions):
   Soft drinks                          49.0       54.9      108.3      106.8
   Water                                 2.2        2.4        5.2        6.4
   Beer                                 11.7       11.8       27.3       27.4

                               Panamco Colombia
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)


                                    Three months ended      Six months ended
                                          June 30,              June 30,
                                    -------------------   -------------------
                                      1998       1999       1998       1999
                                    --------   --------   --------   --------
Income statement data:
   Net sales                        $119,990   $ 99,510   $250,553   $205,509
   Cost of sales, excluding
   depreciation and amortization      55,228     44,339    112,324     90,606
                                    --------   --------   --------   --------
   Gross profit                       64,762     55,171    138,229    114,903

Operating expenses:
   Selling, general and
      administrative                  36,013     37,926     79,542     77,696
   Depreciation and amortization      13,582     14,525     26,915     29,133
                                    --------   --------   --------   --------
                                      49,595     52,45     106,457    106,829
                                    --------   --------   --------   --------

   Operating income                   15,167      2,720     31,772      8,074

   Interest (expense) - net           (1,110)    (1,370)    (1,532)    (2,866)
   Other income - net                    658        123      2,620      1,568
                                    --------   --------   --------   --------

   Income before income taxes         14,715      1,473     32,860      6,776
   Income taxes                        2,847        157      4,891      1,298
                                    --------   --------   --------   --------
   Income before minority interest 11,868 1,316 27,969 5,478 Minority interest in Panamco
      Colombia subsidiaries               (6)        25         33         41
                                    --------   --------   --------   --------
   Net income attributable to
      Panamco Colombia                11,874      1,291     27,936      5,437
   Minority interest in Panamco
      Colombia                           328         35        770        150
                                    --------   --------   --------   --------
   Net income attributable to
      Panamco                       $ 11,546   $  1,256   $ 27,166   $  5,287
                                    ========   ========   ========   ========

   Cash operating profit            $ 28,749   $ 17,245   $ 58,687   $ 37,207
                                    ========   ========   ========   ========

Unit case sales data (in millions):

     Soft drinks                        47.0       37.5       98.0       75.3
     Water                              10.5       10.1       23.6       19.8

                               Panamco Venezuela
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)


                                    Three months ended      Six months ended
                                          June 30,              June 30,
                                    -------------------   -------------------
                                      1998       1999       1998       1999
                                    --------   --------   --------   --------

Income statement data:

   Net sales                        $141,166   $130,644   $283,033   $237,923
   Cost of sales, excluding
     depreciation and amortization    67,156     58,112    133,927    109,826
                                    --------   --------   --------   --------
   Gross profit                       74,010     72,532    149,106    128,097

Operating expenses:

   Selling, general and
      administrative                  42,323     48,870     89,140     97,623
   Depreciation and amortization      16,035     17,757     31,000     36,021
                                    --------   --------   --------   --------

                                      58,358     66,627    120,140    133,644
                                    --------   --------   --------   --------

   Operating income (loss)            15,652      5,905     28,966     (5,547)

   Interest income
      (expense) - net                 (2,357)    (4,727)    (4,488)    (8,027)
   Other income - net                  2,615        569      5,396      1,877
                                    --------   --------   --------   --------

   Income (loss) before income
      taxes                           15,910      1,747     29,874    (11,697)
   Income taxes                        3,498      2,124      4,922      3,369
                                    --------   --------   --------   --------

   Net income (loss) attributable
      to Panamco                    $ 12,412   $   (377)  $ 24,952   $(15,066)
                                    ========   ========   ========   ========

   Cash operating profit            $ 31,687   $ 23,662   $ 59,966   $ 30,474
                                    ========   ========   ========   ========

Unit case sales data
  (in millions):
   Soft drinks                          51.0       35.8      101.2       74.1
   Water                                 3.1        4.4        5.1        8.6
   Beer                                   --        0.1         --        0.1
   Other products                        1.6        1.8        3.1        2.9

                            Panamco Central America
                     (Costa Rica, Nicaragua and Guatemala)
                                  (Unaudited)
                    (Stated in thousands of U.S. dollars)


                                    Three months ended      Six months ended
                                          June 30,              June 30,
                                    -------------------   -------------------
                                      1998       1999       1998       1999
                                    --------   --------   --------   --------

Income statement data:
  Net sales                         $ 53,254   $ 52,938   $ 90,742   $106,350
  Cost of sales, excluding
    depreciation and amortization     24,442     24,556     41,901     49,302
                                    --------   --------   --------   --------
   Gross profit                       28,812     28,382     48,841     57,048

Operating expenses:
   Selling, general and
      administrative                  17,981     17,001     29,062     34,135
   Depreciation and amortization,
      excluding goodwill               3,238      4,500      5,734      8,926
   Amortization of goodwill               73         66        148        133
                                    --------   --------   --------   --------

                                      21,292     21,567     34,944     43,194
                                    --------   --------   --------   --------

   Operating income                    7,520      6,815     13,897     13,854

   Interest (expense) - net           (1,056)      (417)    (1,253)    (1,009)
   Other income (expense) - net          113     (1,512)        44     (2,458)
                                    --------   --------   --------   --------

   Income before income taxes          6,577      4,886     12,688     10,387
   Income taxes                        1,923      1,405      3,781      3,096
                                    --------   --------   --------   --------

   Net income attributable to
      Panamco                       $  4,654   $  3,481   $  8,907   $  7,291
                                    ========   ========   ========   ========

   Cash operating profit            $ 10,831   $ 11,381   $ 19,779   $ 22,913
                                    ========   ========   ========   ========

Unit case sales data (in millions):

   Soft drinks                          17.3       17.4       29.7       34.4
   Water                                 0.5        0.9        0.9        1.8
   Other products                        0.2        0.1        0.3        0.3

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

          The following discussion addresses the financial condition and results of operations of Panamerican Beverages, Inc. and its consolidated subsidiaries (Panamco or the Company). This discussion should be read in conjunction with Panamco's unaudited consolidated financial statements as of June 30, 1999 and for the three-month and six-month periods ended June 30, 1998 and 1999 and the notes thereto which are included herein. Results for any interim period are not necessarily indicative of results for any year.

          The Company conducts its operations through tiers of subsidiaries in which, in some cases, minority shareholders hold interests. Over the years, the Company invited minority shareholder participation in various subsidiaries to raise capital, facilitate entry into new markets and develop strategic local relationships. As a result of the net loss at certain of our subsidiaries for the period ended June 30, 1999, for the second quarter of 1999, minority shareholdings in the consolidated subsidiaries of the Company represented an interest in the aggregate of approximately 200% of consolidated income (loss) before minority interest. Because the Company has varying percentage ownership interests in its approximately 100 consolidated subsidiaries, the amount of the minority interest in income or loss before minority interest during a period depends upon the revenues and expenses of each of the Company's consolidated subsidiaries and the percentage of each of such subsidiary's capital stock owned by minority shareholders during such period.

          In September 1998, the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998.

          Unit case means 192 ounces of finished beverage product (24 eight-ounce servings). Average sales prices per unit case means net sales in U.S. dollars for the period divided by the number of unit cases sold during the same period. Cash operating profits means operating profit plus depreciation and amortization.

          Forward-looking statements, contained in this document include, but are not limited to year 2000 issues, the amount of future capital expenditures and the possible uses of proceeds from any future borrowings. The words believes, intends, expects, anticipates, projects, estimates, predicts and similar expressions are also intended to identify forward-looking statements. Such statements, estimates, and projections reflect various assumptions by the Company concerning anticipated results and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company. Factors that could cause results to differ include, but are not limited to, changes in the soft drink business environment, including actions of competitors and changes in consumer performance, changes in governmental laws and regulations, including income taxes, market demand for new and existing products and raw material prices. Accordingly, the Company cannot assure you that such statements, estimates and projections will be realized. The forecasts and actual results will likely vary and those variations may be material. The Company makes no representation or warranty as to the accuracy or completeness of such statements; estimates or projections contained in this document or that any forecast contained herein will be achieved.

          The Company is aware of the issues associated with programming codes in existing computer systems as the millennium (year 2000) approaches. The Company utilized both internal and external resources to identify, correct or reprogram, and test systems for year-2000 compliance. All programming efforts were completed by June 30, 1999. Management has estimated the year-2000 compliance expenses and its potential effect on the Company's earnings to be approximately $3.0 million. The Company has completed the inventory, planning stages, execution, testing phases and has completed a contingency plan.

Three Months Ended June 30, 1999 Compared to Three Months Ended June 30,
1998

Consolidated Results of Operations

          Consolidated net sales for the second quarter ended June 30, 1999, decreased 11.5% to $612.4 million from $691.8 million in the 1998 second quarter, mainly due to the effect of continued weakness in the Venezuelan and Brazilian economies. Total consolidated unit case sales volume in the 1999 second quarter fell 2.1% to 288.3 million, from 294.3 million in the 1998 second quarter, and on a comparable basis (excluding the new R.O.S.A. franchises) decreased 3.7%. Consolidated soft drink sales volume for the period was down 6.3%, reflecting declines of 20.3% in Colombia, and 29.8% in Venezuela, offset by increases of 12.9% in Brazil, 5.8% in Mexico and flat volumes in the Central American Region. Consolidated soft drink sales volume includes promotional products sold in Brazil for which Panamco charged lower prices. Consolidated unit case sales volume of bottled water increased 16.6% to 57.0 million, and unit case sales volume of beer, sold only in Brazil and, as of February 1999, in Venezuela, increased slightly to 11.9 million.

          Cost of sales as a percentage of net sales decreased to 48.9% during the 1999 second quarter from 50.8% in the 1998 second quarter, primarily driven by cost savings in raw materials and packaging in most countries where the Company operates.

          Operating expenses as a percentage of net sales increased to 44.5% during the 1999 second quarter from 39.4% during the 1998 quarter. Depreciation and amortization expenses, increased 4.1% to $63.1 million, as a result of: (a) higher depreciation and amortization charges related to Panamco's ongoing capital expenditure program, including the placement of cold product equipment in all channels, the expansion of distribution infrastructure, plant modernization and the introduction of new bottles and cases into the market; and (b) goodwill charges generated by the acquisition of the R.O.S.A. franchises, and of minority interests in Brazil during the second quarter of 1998.

          During the 1999 second quarter, Panamco recorded an extraordinary charge totaling $3.1 million for the closing of one plant in Venezuela, and layoffs of approximately 560 people in Venezuela. The $3.1 million was recorded as part of second quarter costs and operating expenses.

          Operating income decreased 40.4% to $40.3 million or 6.6% of net sales during second quarter 1999 compared to $67.6 million or 9.8% of net sales in 1998.

          Cash operating profit for the second quarter 1999 was $103.4 million compared to $128.2 million for the same period 1998.

          Interest expense, net, increased to $23.7 million during the 1999 second quarter from $19.5 million in the 1998 second quarter, due primarily to increased long-term debt in Venezuela and Colombia incurred in connection with capital and short-term operating needs.

          Other expense, net, was $2.5 million during the second quarter of 1999 compared to income of $8.1 million during the second quarter of 1998. The increase in other expense, net, was mainly due a foreign exchange loss of $ 2.2 million as a result of the effect of a 46.4% devaluation of the Brazilian real on dollar-denominated bank debt of $76.0 million, a decrease in contributions from The Coca-Cola Company of $2.7 million slightly offset by and higher equity in earnings of Cervejarias Kaiser of $1.6 million compared to a loss in equity of $1.7 million in the same period 1998. Additionally, during the second quarter of 1999, The Coca-Cola Company changed its cold equipment capital participation program so that any funds received by the Company during 1999 and future years will be recognized in income in installments over a 60 month period. The ability of the Company to include such amounts in income will also depend on whether the Company meets certain earnings targets. Prior to the change, such amounts were included in income in a lump sum, upon receipt, without regard to the Company's earnings.

          There were no changes in the minority interest structure in the second quarter of 1998 compared to the 1998 period. Minority interest remained constant at approximately $0.86 million.

          The consolidated effective income tax rate increase by 6.75% as a result of lower income before taxes reported during the second quarter of 1999 compared to the same period in 1998. The increase was due to tax benefits recorder in the first half of 1998 in Brazil and Colombia, which were not repeated in 1999, the effect of the asset tax (minimum tax) in Venezuela and the Company's decision not to recognize the benefit of tax loss carry-forwards from prior years in Venezuela, because of the Company's uncertainty that it will have sufficient taxable income in the near term to offset against such benefits.

          As a result of the above the Company had a net loss of $0.5 million compared to a net income of $38.7 million in 1998, a decrease of 101.2%.

Regional Results

Mexico

          Panamco Mexico reported an increase in net sales of 19.6% to $211.2 million during the second quarter of 1999, compared to the $176.7 million in the 1998 second quarter. Soft drink sales increased 17.6% on volume growth of 5.8% to 71.4 million unit cases, and a 10.9% price increase in dollar terms. Water volume grew 20.5% to 39.1 million-unit cases, mainly due to increased coverage of our franchise territories. During the quarter, Panamco Mexico increased its soft drink market share
1.9 points to 79.1%.

          Cost of sales as a percentage of net sales remained flat at 47.0% in the 1999 second quarter versus the second quarter of 1998, mainly due to continued cost savings in raw materials, partially offset by higher packing expenses related to an increase in the usage of non-returnable packaging.

          Operating expenses increased 14.1% in the 1999 second quarter to $74.9 million from $65.6 million in the comparable period for 1998. Depreciation and goodwill amortization expenses increased due to Panamco's continuing capital expenditure program and the purchase of minority interests. In absolute terms Panamco Mexico reported higher sales commissions and freight costs related to increased sales volume and higher administrative wages. In spite of the increase in operating expenses, due to the 19.6% increase in net sales, operating expenses as a percentage of net sales decreased to 35.5% in the second quarter of 1999 from 37.2% in the 1998 quarter.

          Cash operating profit increased 30.4% to $47.9 million, or 22.7% of net sales, from $36.7 million, or 20.8% of net sales, in the 1998 second quarter. Operating income increased 32.9% to $37.1 million from $27.9 million in the second quarter of 1998. Interest expense, net remained flat at $2.5 million compared to $2.1 million in the second quarter 1998. Interest, expense, net,.

          Other income decreased to $1.3 million from $3.8 million in the same period last year mainly due to decreased contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate for the period remained flat at 32.6% from 33.6%.

          As a result of the above, net income contributed by Panamco Mexico to the Company increased 21.7% to $22.9 million for the second quarter of 1999 compared to $18.8 million in the second quarter of 1998.

          Beginning in 1999, the Company discontinued classifying Mexico as a highly inflationary economy. Accordingly the functional currency of the Mexican operations was changed from the U.S. dollar to the Mexican peso.

Brazil

          Panamco Brasil, which operates in the Sao Paulo, Campinas, Santos and as of September 1998 Matto Grosso do Sul (R.O.S.A.) regions of Brazil, reported 1999 second quarter net sales of $118.0 million, a decrease of 41.2% from the 1998 quarter. Unit case sales volume of soft drinks increased 12.9% to 54.9 million, or 5.1% excluding the 3.8 million unit cases contributed by R.O.S.A., as a result of favorable effects of Panamco's promotional pricing strategy. Beer volume remained flat at 11.8 million unit cases; bottled water volume increased 11.0% to 2.4 million-unit cases. The decrease in revenue was mainly attributable to a 51.5% devaluation of the real. As a result of this scenario and strong competition from the B brands, Panamco Brasil's market share decreased 1.2 points to 54.8%, compared to the same period in 1998.

          Cost of sales as a percentage of net sales increased to 62.2% in the 1999 second quarter from 60.6% in the 1998 quarter as a result lower production efficiencies slightly offset by reductions in the cost of raw materials and increased direct sales to supermarkets by Cervejarias Kaiser in Panamco Brasil territories.

          Operating expenses as a percentage of net sales rose to 39.8% from 35.9% in the 1998 quarter, mainly due to an increase in marketing and merchandising activities in connection with Panamco Brasil's promotional pricing strategy.

          Cash operating profit decreased 68.3% to $5.8 million, or 4.9% of net sales, from $18.3 million, or 9.1% of net sales, in second quarter of 1998. Operating loss increased to $2.4 million from an operating income of $6.9 million in 1998 second quarter.

          Interest expense, net, decreased 47.9% to $2.4 million in second quarter 1999 from $4.6 million in the 1998 quarter.

          Other expense, net, increased to $1.4 million in the 1999 second quarter from income of $0.9 million in the 1998 quarter due to a foreign exchange loss of $ 2.2 million as a result of the effect of a 46.4% year to date devaluation of the Brazilian real on dollar-denominated bank debt of $45.2 million, lower contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above, slightly offset by positive equity in income of $1.6 million from Cervejarias Kaiser.

          The effective income tax rate increased to 53.2% in second quarter 1999 from a negative rate of 80.0% in the 1998 quarter because in 1998 the Company had more income tax credits in connection with its election under Brazilian tax laws to have its taxable income paid or credited in connection with capital invested in its subsidiaries to be deducted from taxable income. Such payments and credits are treated as dividends for accounting purposes.

          As a result of the above, the net income contributed by Panamco Brasil to the Company decreased 150.0% to a loss of $2.9 million in the second quarter of 1999 from income of $5.7 million in the 1998 period.

          Beginning in 1998, the Company discontinued classifying Brazil as a highly inflationary economy. Accordingly, the functional currency of the Brazilian operations was changed from the U.S. dollar to the Brazilian real.

Colombia

          Panamco Colombia, which operates throughout Colombia, reported net sales of $99.5 million for the 1999 second quarter, down 17.1% from the 1998 period. Sales volume of soft drinks and water decreased 20.3% and 4.3%, respectively, to 37.5 million and 10.1 million unit cases, as a result of the economic recession, a devaluation of the Colombian peso of 19.0% partially offset by a 4.8% price increase in local currency versus same period 1998, and political turmoil affecting Colombia. Panamco Colombia strengthened its position in the Colombian market, increasing its market share to 65.3% by the end of the three month period ended of June 30, 1999, up 4.5 points versus the comparable period in 1998.

          Cost of sales as a percentage of net sales decreased slightly to 44.6% during the second quarter of 1999 from 46.0% during the same period in 1998 as a result of a change in the sales mix, offset by higher costs associated with increased sales of non-returnable packaging.

          Operating expenses increased 5.8% to $52.5 million in 1999 compared to $49.6 million in the prior year period, mainly due to higher depreciation and amortization expense related to Panamco's ongoing capital investment programs, partially offset by a decrease in salary expenses due to a reduction in the size of the workforce and lower general and administrative expenses, and lower sales and marketing expenses. As a percentage of net sales, operating expenses increased to 52.7% during the second quarter of 1999 from 41.3% during same period in 1998.

          Cash operating profit decreased 40.0% to $17.2 million, or 17.3% of net sales, from $28.7 million, or 24.0% of net sales, in the prior year period, and operating income decreased 82.1% to $2.7 million.

          Interest expense, net, increased to $1.4 million compared to $1.1 million in the 1998 second quarter as a result of increased interest rates, short-term operating needs and effects of a new governmental tax on financial transactions.

          Other income, net, dropped 81.3% to $0.1 million from $0.7 million as a result of lower contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate decreased to 10.7% in the 1999 second quarter from 19.3%, in the 1998 quarter as a result of tax planning strategies employed in 1999.

          As a result of the above, net income contributed by Panamco Colombia to the Company decreased 89.1% to $1.3 million in the 1999 second quarter compared to $11.5 million in the second quarter of 1998.

Venezuela

          For the second quarter of 1999, Panamco Venezuela reported net sales of $130.6 million, down 7.5% from the 1998 second quarter of $141.2 million. Sales volume decreased 24.9% to 41.9 million unit cases, reflecting reductions of 29.8% in unit case sales of soft drinks, and 0.8% in unit case sales of malt, partially offset by a 39.9% increase in unit case sales of bottled water. During the second quarter of 1999, Panamco Venezuela sold 86,000 unit cases of Regional beer, which Panamco Venezuela began distributing in the first quarter 1999. Panamco Venezuela continues to maintain a strong market share at 68.9%, although it represents a decrease of 5.3 points compared to the same period last year.

          Cost of sales as a percentage of net sales decreased slightly to 44.5% during the second quarter of 1999 from 47.6% during the same period in 1998 as a result of lower volume in this quarter, slightly offset by salary increases and severance payments for 57 people at a total cost of $.7 million related to a plant closing.

          Operating expenses increased 14.2% to $66.6 million in 1999 compared to $58.4 million in the prior year period, mainly due to higher depreciation expense related to Panamco's ongoing capital investment program for cooling equipment, partially offset by lower direct marketing expenses. As a percentage of net sales, operating expenses increased to 51.0% during the second quarter of 1999 from 41.3% during same period in 1998 mainly as a result of increased marketing expenses of $2.4 million and $4.4 million of operating expenses related to headcount reductions as a result of plant closings.

          Cash operating profit decreased 25.3% to $23.7 million, or 18.1% of net sales, from $31.7 million, or 22.4% of net sales, in the prior year period, and operating income decreased 62.3% to $5.9 million from $15.7 million in the second quarter 1998.

          Interest expense, net, increased during the second quarter of 1999 to $4.7 million from $2.4 million as a result of an increase in long-term debt of $45.0 million incurred in connection with capital and short-term operating needs compared to the same quarter in 1998.

          Other income, net, dropped 78.2% to $.6 million from $2.6 million in the 1998 quarter as a result of lower contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate increased to 121.6 from 22.0% in the prior year period as a result of the Venezuelan asset tax (a minimum tax), which was applicable to Panamco Venezuela as a result of the $4.7 million loss before income taxes of that franchise and the Company's decision not to recognize the benefit of tax loss carry-forwards from prior years in Venezuela, because of the Company's uncertainty that it will have sufficient taxable income in the near term to offset against such benefits

          Net income contributed by Panamco Venezuela to the Company decreased 103.0% to a net loss of $.4 million in the 1999 second quarter compared to net income of $12.4 million in the second quarter of 1998.

Central America

          Panamco's Central American region includes franchises in Costa Rica, Nicaragua and, as of April 1, 1998, Guatemala. The region reported net sales of $52.9 million for the second quarter of 1999, a decrease of 0.8% from $53.3 million in the 1998 quarter. The decrease was mainly due to a change in the product mix in Costa Rica and a 16.1% devaluation of the Guatemalan Quetzal compared to the same period in 1998, partially offset by the sales growth in Nicaragua. Volume growth for the region was 2.1% to 18.5 million-unit cases. Soft drink volume was 17.4 million unit cases, or flat compared to the 1998 second quarter and water volume grew 77.0% to 0.9 million unit cases. During the 1999 second quarter, Panamco's market share in the region increased to 89.9% in Costa Rica, 42.7% in Guatemala and Nicaragua at 80.8%.

          Cost of sales as a percentage of net sales increased to 46.4% during the second quarter of 1999 from 45.9% in the same period of 1998, due mainly to lower sales price in Guatemala offset by lower raw material costs in Costa Rica.

          Operating expenses as a percentage of net sales increased to 40.7% from 40.0% during the same period last year due to higher depreciation expenses for Panamco Central America in general due to Panamco's continued capital expenditure program, partially offset by continued expense controls.

          Cash operating profit increased 5.1% to $11.4 million in 1999, or 21.5% of net sales, from $10.8 million, or 20.3% of net sales, in 1998. Operating income decreased to $6.8 million, or 12.9% of net sales, in the second quarter of 1999 from $7.5 million, or 14.1% of net sales, in the 1998 period.

          Interest expense, net, decreased 60.5% to $0.4 million in 1999 from $1.1 million in the year ago period as a result of lower rates on refinanced debt.

          Other expense, net, increased to $1.5 million in 1999 from other income, net, of $0.1 million as a result of a 16.1% devaluation of the Guatemalan quetzal .

          Net income contributed to the Company by the Central American region decreased 25.2% to $3.5 million, from $4.7 million, during the same period in 1998.

Six months ended June 30, 1999 compared to the six months ended June 30, 1998.

Consolidated Results of Operations

          Consolidated net sales decreased to $1.2 billion during the first half of 1999 from $1.4 billion during the first half of 1998, a decrease of 16.1%, mainly due to the effect of poor economic conditions in Brazil, Colombia, and Venezuela, resulting in decreased sales volume in soft drinks in these countries, partially offset by increased volumes in Mexico and Central America and increased sales volume of water in all countries except Colombia. Soft drink sales volumes in the first half of 1999 were up 6.3% in Mexico and 15.6% in Central America, but lower by 23.2% in Colombia, 1.4% in Brazil and 26.7% in Venezuela, resulting in a net consolidated sales volume decrease of 8.4%. Beer sales volume, now sold in both Brazil and Venezuela, remained flat at 27.5 million unit cases (including 0.1 million unit cases from Venezuela). Bottled water volume increased 27.4% in Mexico, 23.0% in Brazil and 66.7% in Venezuela 92.2% in Central America, and dropped 16.2% in Colombia, resulting in a net consolidated increase bottled water volume of 18.6%. Overall volume dropped by 3.7%.

          Cost of sales as a percentage of net sales decreased to 49.8% during the fist half of 1999 from 51.4% during the first half of 1998. This resulted primarily from cost savings in raw materials and packaging costs in all countries.

          Operating expenses as a percentage of net sales increased to 45.6% during the first half of 1999 from 39.2% in the first six months of 1998 as a result of higher sales expenses in all franchises, as well as increased depreciation and amortization expenses and capital expenditures of $110.8 million during in the first half of 1999.

          Operating income decreased by 59.3% to $54.0 million from $132.5 million in the first six months of 1998. Cash operating profit decreased 28.8% in the first six months of 1999 to $179.8 from $252.5 million during the first six months of 1998.

          Interest expense, net, increased to $46.8 million during the first half of 1999 from $37.2 million during the first half of 1998 due to increased indebtedness resulting from $300 million syndicated loan from the first quarter 1999.

          Other expense, net, increased to $27.1 million during the first six months of 1999 from other income net of $18.4 million during the first half of 1998, driven primarily by foreign exchange losses in Brazil of $26.2 million due to a 51.5% devaluation of the real during the period decreased equity in earnings at Cervejarias Kaiser in Brazil resulting from poor operating results and lower investment contributions for capital expenditures from The Coca-Cola Company. Additionally, during the second quarter of 1999, The Coca-Cola Company changed its cold equipment capital participation program so that any funds received by the Company during 1999 and future years will be recognized in income in installments over a 60 month period. The ability of the Company to include such amounts in income will also depend on whether the Company meets certain earnings targets. Prior to the change, such amounts were included in income in a lump sum, upon receipt, without regard to the Company's earnings.

          The consolidated effective income tax rate increased to 96.2% during the first six months of 1999 from 27.2% during the first half of 1998. The increase was due to tax benefits recorded in the first half of 1998 in Brazil and Colombia, which were not repeated in 1999, the effect of the asset tax (minimum tax) in Venezuela and the Company's decision not to recognize the benefit of tax loss carry-forwards from prior years in Venezuela, because of the Company's uncertainty that it will have sufficient taxable income in the near term to offset against such benefits

          As a result of the foregoing, net loss for the first six months of 1999 increased 150.7% to $40.5 million from net income of $80.0 million in the first six months of 1998, or ($0.31) per share as compared to $0.62 per share. Earnings per share for the first six months of 1999 are based on
129.7 million weighted average shares outstanding. First half 1998 earning per share are based on 129.5 million weighted average shares outstanding. Fully diluted earnings per share were ($0.31) and $0.61 for the six months period ended June 30 1999 and 1998 respectively.

Regional Results

Mexico

          Net sales increased 18.0% to $374.3 million during the first half of 1999 from $317.3 million during the first half of 1998 resulting from increased sales volume in soft drinks and water. Soft drink sales volume increased 6.3% while bottled water sales volume increased 27.4%. The sales volume growth in water was mainly due to the increase in water jug volume.

          Cost of sales as a percentage of net sales was 48.0% during the first half of 1999 as compared to 48.1% during the first six months of 1998 as a result of decreased freight and raw material cost, partially offset by an increase in packaging cost related to the sales of non returnable presentations.

          Operating expenses as a percentage of net sales decreased to 36.8% during the first half of 1999 from 38.4%. Although there was an increase in net sales, this was offset by higher selling and administrative costs, mainly attributable to increases in sales commissions and promotional expenses for new marketing programs and increased depreciation expenses related to the continued capital expenditure program.

          Cash operating profit increased 27.5% to $75.8 million in the first half of 1999 from $38.4 million in the first half of 1998. Operating income increased by 33.1% to $56.7 million and as a percentage of net sales was 15.1% in the first half of 1999 compared to 13.4% in the first half of 1998.

          Interest expense, net, during the first half of 1999 increased by 9.4% to $5.0 million from $4.6 million in the first half of 1998 as a result of increased debt related to the purchase of minority interests.

          Other income, net, was $5.2 million for the first half of 1999, compared to $8.0 million in the first half of 1998, due to a decrease in contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate for the first half of 1999 was 32.6% compared to 34.2% for the same period of 1998.

          As a result of the foregoing, net income contributed by Panamco Mexico to the Company increased 26.6% to $36.2 million during the first half of 1999 from $28.6 million in the first half of 1998.

Brazil

          Net sales decreased by 45.3% to $251.3 million during the first six months of 1999 from $459.0 during the first half of 1998. Total sales volumes remained flat at 140.6 million unit cases compared to the first half of 1998. Beer volume remained flat at 27.4 million unit cases compared with 27.3 million unit cases in the year ago period.

Water sales grew 23.0% to 6.4 million unit cases from 5.2 million unit cases in the year ago period.

          Cost of sales as a percentage of net sales increased to 62.1% during the first half of 1999 from 60.7% during the first six months of 1998 despite a reduction in raw material costs (mostly cans and plastic bottles) and production costs.

          Operating expenses as a percentage of net sales increased to 38.0% during the first six months of 1999 from 33.1% during the first half of 1998 as a result of an increase in depreciation and amortization expense of $6.8 million related to the modernization program of the last several years, which is part of Panamco's continued capital expenditure program and expenses associated with the promotional pricing strategy.

          Cash operating profit decreased 67.0% to $17.6 million in the first half of 1999 from $53.3 million in the first half of 1998, and operating loss increased by 101.1% from income of $28.6 million to a loss of $0.3 million in the first half of 1999.

          Interest expense, net, decreased by 28.0% to $6.9 million in the first half of 1999 from $9.6 million in the first half of 1998 as a result of improved financing conditions and lower debt.

          Other expense, net, increased to $31.1 million from other income net of $2.3 million in the first half of 1998 as a result of a $26.2 foreign exchange loss due to the devaluation of the real, lower equity in earnings of Cervejarias Kaiser, and lower contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate increased to 27.6% from (5.9)% because in 1998 the Company had more income tax credits in connection with its election under Brazilian tax laws to have its taxable income paid or credited in connection with capital invested in its subsidiaries to be deducted from taxable income. Such payments and credits are treated as dividends for accounting purposes.

          As a result of the above, net loss contributed to Panamco by Panamco Brasil increased 225.4% to $27.3 million during the first half of 1999 from net income of $21.8 million in the first half of 1998.

Colombia

          Net sales decreased 18.0% to $205.5 million during the first half of 1999 from $250.6 million during the first six months of 1998, mainly due to a 21.8% decrease in total unit case volume resulting from a 23.2% decrease in soft drink volume and a 16.2% decrease in water volume. In dollar terms average soft drink prices increased 5.9% versus the same period last year. The decrease in volume is the result of poor economic and market conditions.

          Cost of sales as a percentage of net sales decreased to 44.1% during the first half of 1999 from 44.8% during the first six months of 1998, as a result of lower raw material costs slightly offset by higher costs associated with the increase in sales of non-returnable presentations.

          Operating expenses as a percentage of net sales increased to 52.0% during the first six months of 1999 from 42.5% during same period 1998, mainly due to higher depreciation expenses related to Panamco's ongoing capital expenditure program.

          Cash operating profit decreased 36.6% to $37.2 million in the first half of 1999 from $58.7 million in the first half of 1998. Operating income dropped to $8.1 million in the first half of 1999 from $31.8 million in the same period of 1998, a decrease of 74.6%.

          Interest expense, net, increased to $2.9 million during the first half of 1999 from $1.5 million in the same period of 1998, due mainly to higher net debt position, and a new governmental tax on financial transactions which resulted in expenses during the first half of 1999 $0.5 million.

          Other income, net, decreased 81.3% to $1.6 million in the first half of 1999 from $2.6 million in the same period in 1998.

          The effective income tax rate increased to 19.2% in the first half of 1999 from 14.9% in 1998 primarily due to the recognition of a tax credits recorded during the first quarter of 1998, which were not available in 1999. The 1998 tax credits were mainly related to an investment made in Friomix de Cauca, the Company's cold equipment manufacturer.

          As a result of the above, net income contributed by Panamco Colombia to the Company decreased 80.5% to $5.3 million during the first half of 1999 from $27.2 million in the first half 1998.

Venezuela

          Net sales dropped to $237.9 million during the first half of 1999 from $283.0 million during the first six months of 1998, a decrease of 15.9%. The decrease was mainly due to a decrease in total unit case volume of 21.7% attributable to a decrease in soft drink volume of 26.7%, which was partially offset by a 66.7% increase in water volume. Beer, which we began selling the first quarter of 1999, has contributed 0.1 million Unit Cases. This significant drop in sales volume is attributable to poor economic conditions in Venezuela and a highly competitive environment. Panamco's market share for soft drinks fell 18.8% during the first half of 1999.

          Cost of sales as a percentage of net sales decreased to 46.2% during the first half of 1999 from 47.3% during the first six months of 1998, as a result of drop in volume and cost reduction programs implemented throughout the first semester 1999. Additionally, cost of sales includes $1.8 million of costs associated with the plant closing.

          Operating expenses as a percentage of net sales increased to 56.2% during the first six months of 1999 from 42.4% during same period 1998. Higher depreciation expenses related to Panamco's ongoing capital expenditure program, along with increased marketing expenses and $4.4 million of expenses related to severance payments made in connection with plant closings contributed to the percentage increase.

          Cash operating profit decreased 49.2% to $30.5 million in the first half of 1999 from $60.0 million in the first half of 1998. Operating loss increased to $5.5 million in the first half of 1999 from operating income of $29.0 million in the same period of 1998, an increase of 119.2%.

          Interest expense, net, increased to $8.0 million during the first half of 1999 from $4.5 million in the same period of 1998, due mainly to increased debt during the first half of 1999 due to higher interest rates and short-term operational needs.

          Other income, net, decreased 65.2% to $1.9 million from $5.4 million as a result of lower contributions for capital expenditures from The Coca-Cola Company, and changes in the cold equipment capital participation program discussed above.

          The effective income tax rate increased to 128.9% in the first half of 1999 from 16.5% in 1998 primarily due to the asset tax (minimum tax) paid in Venezuela as a result of a net loss position before taxes of $11.7 million in 1999 and the Company's decision not to recognize the benefit for tax loss carry-forwards from prior years because of the Company's uncertainty that it will have sufficient taxable income in the near term to offset against such benefits.

          As a result of the above, net loss attributable to Panamco from Panamco Venezuela increased 160.4% to $15.1 million during the first half of 1999 from a net income of $25.0 million in the first half 1998.

Central America

          Panamco's Central American region includes franchises in Costa Rica, Nicaragua and, as of April 1, 1998 Guatemala. The region reported 1999 first half net sales of $106.4 million, a 17.2% increase from $90.7 million in the first half of 1998 resulting primarily from increases in soft drink and bottled water volumes of 15.6% and 92.2% respectively. Panamco Guatemala's increase of 118.6% or 5.1 million unit cases of soft drink volume and 0.4 million unit cases of water volume, accounted for most of the increase in the region. Soft drinks sales volume in Costa Rica was down 2.4% to 14.2 million unit cases.

          Cost of sales as a percentage of net sales increased to 46.4% during the first half of 1999 form 46.4% in the first half of 1998, due mainly to a slight increase in raw material and labor costs.

          Operating expenses as a percentage of net sales increased to 40.6% from 38.5% during the same period last year as a result of higher depreciation expense slightly offset by continued tight expense controls.

          Cash operating profit increased 15.8% to $22.9 million in the first half of 1999, or 21.5% of net sales, from $19.8 million, or 21.8% of net sales, in the first half of 1998. Panamco Nicaragua contributed $1.7 million of the increase in cash operating profit. Operating income remained flat at $13.9 million, or 13.0% of net sales, in the first half of 1999.

          Interest expense, net, dropped 19.5% to $1.0 million in 1999 from $1.3 million in the same period last year as a result of lower interest rates after a debt restructuring.

          Other expense, net, increased to $2.5 million from other income, net, of $44,000 in the year ago period as a result of the devaluation in Guatemala.

          As a result of the above, net income contributed by Panamco Central America to the Company decreased 18.1% to $7.3 million in the first half of 1999 from $8.9 million.

Liquidity and Capital Resources

          At June 30, 1999, Panamco had consolidated cash and cash equivalents of $239.9 million, a 46.0% increase compared to $130.1 million as of June 30, 1998. Consolidated cash flow provided by operations was $126.9 million and $137.2 million for the first six months ended June 30, 1999 and 1998, respectively.

          Total consolidated indebtedness was $1,388.7 million as of June 30, 1999, primarily as a result of debt incurred for the purchase of Panamco Guatemala and R.O.S.A. and in connection with the $300 million syndicated loan Panamco entered into in March 1999.

          In March 1998, Panamco completed the acquisition of its Guatemalan operations. Panamco began overseeing day-to-day management immediately and began consolidating Panamco Guatemala results as of April 1, 1998. In September 1998, the Company acquired all the capital stock of R.O.S.A., which produces, sells and distributes Coca-Cola products in the western part of Brazil in the state of Matto Grosso do Sul. The Company began consolidating the results of R.O.S.A. as of September 1, 1998. On March 18,1999 the Company borrowed $300 million from a syndicate of banks to finance certain capital expenditures at Panamco Venezuela and for general corporate purposes.

          Total capital expenditures for the six months ended June 30, 1999 were $110.8 million compared to $145.5 million for six months ended June 30, 1998.

          Capital expenditures were lower in the first half of 1999 compared to the same period in 1998 as a result of reduced cash flow due to the poor economic conditions in most of the countries in which the Company operates.

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        PANAMERICAN  BEVERAGES, INC.

                                        By /s/ Paulo J. Sacchi
                                           ---------------------------------
                                           Name:  Paulo J. Sacchi
                                           Title: Senior Vice President-Finance
                                                  and Treasurer

Date:  December 30, 1999